

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2011

Glenn K.C. Ching
Senior Vice President,
Corporate Secretary and General Counsel
Central Pacific Financial Corp.
220 South King Street
Honolulu, Hawaii 96813

> **Re:** **Central Pacific Financial Corp.**
> **Registration Statement on Form S-1**
> **and Documents Incorporated by Reference**
> **Filed February 28, 2011**
> **File No. 333-172479**

Dear Mr. Ching:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

General

1. Please refer to our comment letter dated March 25, 2011 with respect to your Form S-1 filed February 28, 2011 (File No. 333-172480). Please revise your disclosures in this filing to address the applicable comments relating to the pro forma financial statements and selected financial data.

2. As far as practicable, please fill-in all blanks in the next amendment.

3. Prior to the effectiveness of the registration statement, please provide us with a copy of the letter or a call from FINRA indicating that FINRA has finished its review and has no additional concerns regarding the arrangements with the Subscription Agent in this

offering. In addition, revise the cover page to disclose the compensation arrangements with the subscription agent.

4.   We note your disclosure that Duane K. Kurisu is a contingent nominee to the board. Please file as an exhibit to your next amendment the consent of Mr. Kirisu to be named as the same. Refer to Rule 438 of the Securities Act of 1933.

Cover Page of Prospectus

5.   Please revise the first paragraph to indicate this is a best efforts offering and no minimum number of shares must be sold.

6.   Please supplement your disclosure at the end of the first paragraph to indicate that any purchaser of common stock in the offerings may be the only purchaser, given the lack of a minimum offering amount.

7.   The last two sentences of the second paragraph should be printed in bold face type.

8.   We note your disclosure on the cover page and throughout the document that you "expect" or "anticipate" that the Rights will trade on the NYSE. Please advise us of any conditions that must be fulfilled prior to such trading. As appropriate, update your document to reflect updated information.

Incorporation By Reference, page 3

9.   Please refer to our comment letter dated March 25, 2011 with respect to your Form S-1 filed February 28, 2011 (File No. 333-172480). We will await your response to comments 23 to 35 related to your Form 10-K in connection with our review of this registration statement.

Questions and Answers Related to this Rights Offering

Why are we conducting this Rights Offering?, page 5

10.   Include disclosure indicating that (i) there is no assurance that the company and the Bank will continue to satisfy all minimum regulatory capital requirements and (ii) the failure to meet minimum regulatory capital requirements could result in significant enforcement actions against the company and the Bank, including a regulatory takeover of the Bank, in which case shareholders would receive little if anything for their investment.

Will our directors and executive officers participate in this Rights Offering?, page 7

11.   To the extent known, please quantify the directors' and officers' intent to subscribe for shares in the offering, and indicate, if true, that they have not committed to purchase any

shares. Also clarify whether their intended purchases are the maximum number of shares available to them as shareholders, including any available oversubscription shares.

Risk Factors, page 14

General

12.   We note in the second introductory paragraph the statements that this section describes some, but not all, of the risks you face. Please revise to delete this language. You must disclose all risks that you believe are material at this time. Discussing the possibility of risks that are currently unknown or appear immaterial is unnecessarily confusing.

We are subject to a number of requirements and prohibitions under regulatory orders imposed on us . . . , page 14

13.   In the first paragraph you state that your capital levels currently exceed the levels required by the Consent Order and that you are at "well-capitalized" levels. Please revise to disclose, both here and elsewhere in the document, your leverage capital ratio and total risk-based capital ratio as of the latest practicable date.

14.   Please revise the third paragraph on page 15 to describe in greater detail the "number of other requirements" with which you are not currently in compliance with or provide a cross-reference to a section of the Prospectus where that complete discussion is located.

A large percentage of our loans are collateralized by real estate . . . , page 22

15.   If available for your market area, or a large segment of it, please provide statistics, for example from the Case-Shiller index, regarding declines in property values over the last three years.

The value of certain securities in our investment securities portfolio may be negatively affected . . . , page 25

16.   Please revise to explain in greater detail the "certain" securities to which this risk factor relates.

Risk Factors Related to this Rights Offering, page 27

17.   Please revise to add separate risks for: the offering is a best efforts no minimum and anyone subscribing takes the risk that no one else will purchase, and, recent and future anticipated losses may result in capital deficiencies despite the recapitalization actions.

Because our management will have broad discretion over the use of the net proceeds from this
Rights Offering . . . , page 28

18.   Please revise your disclosure here and in the "Use of Proceeds" section to specifically
        describe the market factors that may require your management to allocate the proceeds
        differently than as currently disclosed and the nature of the "other purposes" to which the
        proceeds may be allocated.

Plan of Distribution, page 33

19.   Briefly summarize the material terms and conditions of the Subscription Agent
        Agreement. Please also revise the second paragraph to provide greater detail regarding
        the nature and amount of the fees and expenses you have agreed to pay the Subscription
        Agent in connection with the Rights Offering.

Use of Proceeds, page 33

20.   Discuss what other measures the company has considered and which it is planning to
        pursue, if any, should the offering not take place or your capital ratios again fall below
        the levels required by the Consent Order. To the extent the company has no other plans,
        this should clearly be stated.

21.   Please disclose the Board's current intention with respect to how to allocate the net
        proceeds of the Rights Offering, including quantification, as a percentage or otherwise.

Anti-Takeover Effects of Hawaii Law, page 38

22.   You may not qualify this section by reference to the text of the CSA Act. Please revise to
        eliminate the qualification and indicate that all material information is discussed.

Certain U.S. Federal Income Tax Consequences, page 51

23.   Please eliminate references to "certain" U.S. federal income tax consequences to U.S.
        holders of the receipt, exercise and disposition of the subscription rights and revise to
        clarify, if true, that the material U.S. federal income tax considerations relating to such
        rights have been disclosed.

PART II

Item 15. Recent Sales of Unregistered Securities, page II-4

24.   For each transaction, please state briefly the facts relied upon to make the exemption
        from registration under Section 4(2) of the Securities Act of 1933 available. Refer to Item
        701 of Regulation S-K.

25.   As a related matter, we note that you filed a Form 8-K on December 21, 2010 announcing certain amendments to the Investment Agreements. In light of this announcement, please provide us with your legal analysis regarding the availability of the Section 4(2) exemption for sales to the Additional Investors. Please also tell us how and by what means the Additional Investors were contacted or solicited with respect to the Private Placement.

26.   Please identify any sales agents and/or principals and disclose the amount of any fees or commissions earned by them in connection with the transactions discussed in this section.

Exhibits

27.   Please file as an exhibit to your next amendment the Memorandum of Understanding, as described in the second paragraph on page 15, and any other agreements you deem to be material. Refer to Item 601(b)(10) of Regulation S-K.

28.   It appears that certain annexes, schedules or exhibits to certain exhibits are missing. For example, see the Letter Agreement filed as exhibit 10.20 and the Investment Agreements, filed as exhibits 10.32 and 10.33. Please refile any incomplete exhibits in their entirety.

29.   Please file an opinion of tax counsel as an exhibit to your next amendment or advise us why you believe that the tax consequences of the offering would not be material to investors. Refer to Item 601(b)(8) of Regulation S-K.

Legal Opinion (exhibit 5.1)

30.   In opinions (b) and (c), please delete the assumptions that "all the foregoing actions are taken pursuant to the authority granted by the Company's Board of Directors and/or a duly formed committee thereof and so as not to violate any applicable law or result in a default under or breach of any agreement or instrument binding upon the Company," which are too broad and/or inappropriate.

31.   Given the language in the penultimate paragraph that the opinion is "as of the date hereof" (February 25, 2011), it will be necessary for counsel to file an opinion dated as of the effective date or to remove the limiting language.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rebekah Lindsey at (202) 551-3303 or Kevin W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Counsel

cc: (facsimile only)
       Alison S. Ressler
       Sullivan & Cromwell LLP
       (310) 712-8800